                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                         SEC File Number 0-27296

(Check One):
  [  ]  Form 10-K and Form 10-KSB    [  ]  Form 11-K

  [  ]  Form 20-F    [X]  Form 10-Q and Form 10-QSB    [  ]  Form N-SAR

  For period ended:  September 30, 2000
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  [  ]  Transition Report on Form 10-K and Form 10-KSB

  [  ]  Transition Report on Form 20-F

  [  ]  Transition Report on Form 11-K

  [  ]  Transition Report on Form 10-Q and Form 10-QSB

  [  ]  Transition Report on Form N-SAR

  For the transition period ended:
                                  ----------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                -------

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                                     PART I

                             REGISTRANT INFORMATION




  Full Name of Registrant     Lernout & Hauspie Speech Products N.V.
                          -----------------------------------------------------

  Former Name if Applicable
                           ----------------------------------------------------

  Address of Principal Executive Office in the U.S. (Street and Number) 52 Third Avenue
  -----------------------------

  City, State and Zip Code   Burlington, Massachusetts 01803
                          ------------------------------------------------------
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                                     Part II
                             RULES 12B-25(B) AND (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
Not Applicable        (b)     The subject annual report, semi-annual report, transition report on
                              Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                      (c)     The accountant's statement or other exhibit required by Rule
                              12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 9, 2000, the Registrant announced that due to certain errors and irregularities identified in its ongoing audit committee inquiry, it expects to restate its financial statements for the periods 1998, 1999 and for the first half of 2000. The Registrant further announced that it does not expect its mid-year audit and necessary restatements to be completed by November 14, 2000. Accordingly, the Registrant's Form 10-Q for the third quarter ended September 30, 2000 will not be filed in a timely manner, nor does the Registrant believe that it will be filed on or before the fifth calendar day following the prescribed due date. See the Registrant's Current Report on Form 8-K filed on November 9, 2000. These reasons could not be eliminated without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Daniel P. Hart, General Counsel             203             381-7000
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     (Name)                                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              Yes [X]    No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              Yes [ ]    No [  ]

                                                                    (See below.)

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant is unable to make a reasonable estimate of the results of its operations for the quarter ended September 30, 2000 as compared to the quarter ended September 30, 1999 due to the ongoing audit committee inquiry and mid-year audit and the pending restatement of the Registrant's financial statements as described above.

                     Lernout & Hauspie Speech Products N.V.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2000         By: /s/ Daniel P. Hart
                                     -------------------------------------
                                     Name:  Daniel P. Hart
                                     Title: General Counsel and Senior
                                            Vice President